# Game Sense Sports, Inc.

## Balance Sheet

As of December 31, 2021

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| 1000 WF Business Checking (5379) | 2,237.60 |
| Stripe Clearing | 111.37 |
| SVB Account (3481) | 6,473.41 |
| SVB Checking (0393) | 1,086.11 |
| **Total Bank Accounts** | **$9,908.49** |
| Accounts Receivable | |
| 1100 Accounts Receivable | 3,800.00 |
| **Total Accounts Receivable** | **$3,800.00** |
| Other Current Assets | |
| 1200 Advances | 0.00 |
| 1250 Other Receivables | 625.55 |
| 1300 Prepaid Expenses | 141.67 |
| 1700 Undeposited Funds | 0.00 |
| **Total Other Current Assets** | **$767.22** |
| **Total Current Assets** | **$14,475.71** |
| Fixed Assets | |
| 1500 Furniture and Equipment | |
| 1525 Computers | 3,338.90 |
| 1550 Video Equiptment | 3,411.84 |
| **Total 1500 Furniture and Equipment** | **6,750.74** |
| 1600 Accumulated Depreciation | -6,750.74 |
| **Total Fixed Assets** | **$0.00** |
| **TOTAL ASSETS** | **$14,475.71** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| 2000 Accounts Payable | 0.00 |
| **Total Accounts Payable** | **$0.00** |
| Credit Cards | |
| 2100-1 WF Tom CC (4282) - EXPIRED 2023 | 21,601.49 |
| 2150 WF Peter's CC (5447) | 89.00 |
| 2200 SVB Credit Card (0658) | 26,935.71 |

# Game Sense Sports, Inc.

## Balance Sheet

### As of December 31, 2021

|  | TOTAL |
|---|---|
| **Total Credit Cards** | **$48,626.20** |
| Other Current Liabilities |  |
| 2400 Deferred Revenue | 26,945.87 |
| 2500 Promissory notes | 77,127.41 |
| 2570 WF Business line of credit (3400) | 21,439.87 |
| **Total Other Current Liabilities** | **$125,513.15** |
| **Total Current Liabilities** | **$174,139.35** |
| Long-Term Liabilities |  |
| 2560 EIDL/EIDG Loan | 74,283.48 |
| 2800 Convertible Notes | 0.00 |
| 2801 KISS - Sullivan | 30,000.00 |
| 2802 KISS - Zaichkowski | 30,000.00 |
| 2803 Convertible note - Techstars | 107,876.73 |
| **Total 2800 Convertible Notes** | **167,876.73** |
| **Total Long-Term Liabilities** | **$242,160.21** |
| **Total Liabilities** | **$416,299.56** |
| Equity |  |
| 3000 Opening Balance Equity | 0.00 |
| 3100 Retained Earnings | -442,737.21 |
| 3110 WeFunder Investment | 117,521.25 |
| 3120 Common Stock | 20,000.00 |
| 3130 Preferred Stock |  |
| 3131 Preferred Stock - Zaichkowski | 30,000.00 |
| 3132 Preferred Stock - Sullivan | 40,000.00 |
| 3133 Preferred Stock - Dowdeswell | 50,000.00 |
| 3134 Preferred Stock - Jackel | 20,000.00 |
| 3135 Preferred Stock - Harlan | 10,000.00 |
| 3136 Preferred Stock - Jas. Pardikes | 10,000.00 |
| 3137 Preferred Stock - John T Campbell | 15,000.00 |
| **Total 3130 Preferred Stock** | **175,000.00** |
| 3150 Treasury Stock | -10.86 |
| 3200 Capital Accounts |  |
| 3201 Old Owner Invst/Draw | -2,061.00 |
| 3203 Tom's Contributions & Draws | 15,234.97 |
| **Total 3200 Capital Accounts** | **13,173.97** |
| 3400 Members' Equity | 5,218.46 |
| Net Income | -289,989.46 |
| **Total Equity** | **$ -401,823.85** |
| **TOTAL LIABILITIES AND EQUITY** | **$14,475.71** |